Document Security Systems, Inc.

6 Framark Dr.

Victor, NY 14564

June 4, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Heather Clark

Re:	Document Security Systems, Inc.
Registration Statement on Form S-3
Filed May 24, 2021
File No. 333-256446

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Document Security Systems, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern time, Monday, June 7, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Frank D. Heuszel
Frank D. Heuszel
Chief Executive Officer